Community Bankshares Inc.

2004 Annual Report

12-31-04


COMMUNITY BANKSHARES



Corporate Profile

Community Bankshares Inc. is a growing South Carolina bank holding company with assets of more than $500 million. It comprises four community banks and a mortgage company, which are distinguished by the exceptional personal service they provide, and by their ability to make lending and other decisions locally. Each of the five is overseen by an active local board of directors, under the overall supervision of Community Bankshares' board of directors. The company is headquartered in Orangeburg, South Carolina, where its first bank, Orangeburg National Bank, was founded in 1987. It subsequently founded Sumter National Bank in 1996 and Florence National Bank in 1998. The company acquired the state's oldest community bank, the Bank of Ridgeway, in 2002, and a Columbia-based mortgage company, Community Resource Mortgage, in 2001. Community Bankshares common stock trades on the American Stock Exchange under the ticker symbol SCB.

Orangeburg National Bank

Sumter National Bank

Florence National Bank

Bank of Ridgeway

Community Resource Mortgage



Rendering of our new corporate headquarters and operations center soon under construction in Orangeburg, SC.



Community Bankshares Inc. and Subsidiaries

Financial Highlights

(Dollars in thousands, except per share data)	2004	2003	2002[1]	2001[2]	2000	1999	Five Year Compound Growth Rate
	Years Ended December 31,						
Income Statement Data							
Net interest income	$ 17,843	$ 16,708	$ 14,625	$ 10,940	$ 10,228	$ 8,430	16.18%
Provision for loan losses	5,102	1,119	1,033	650	688	612	52.83%
Noninterest income	7,278	9,125	7,194	3,584	1,966	1,479	37.53%
Noninterest expense	15,039	15,932	12,465	7,810	6,552	6,066	19.91%
Net income	3,209	5,635	5,401	3,908	3,147	2,182	8.02%
Per Common Share[3]							
Net income—basic	$ 0.74	$ 1.31	$ 1.42	$ 1.21	$ 0.99	$ 0.68	1.71%
Net income—diluted	0.72	1.27	1.38	1.20	0.98	0.68	1.15%
Cash dividends	0.40	0.36	0.32	0.28	0.22	0.19	16.05%
Book value	11.39	11.10	10.16	8.35	7.24	6.35	12.40%
Balance Sheet Data (Year End)							
Total assets	$512,377	$466,580	$437,320	$318,617	$273,323	$228,030	17.58%
Loans held for sale	15,090	8,411	24,664	10,265	343	269	123.76%
Loans, net	389,302	327,900	302,911	237,340	192,996	155,422	20.16%
Deposits	423,458	378,704	337,062	255,433	218,811	184,364	18.09%
Shareholders' equity	50,027	48,070	43,717	27,547	23,139	20,245	19.83%[4]
Financial Ratios							
Return on average assets	0.67%	1.25%	1.43%	1.36%	1.26%	1.06%	
Return on average equity	6.41%	12.17%	15.10%	15.58%	14.67%	11.12%	
Net interest margin	4.00%	3.95%	4.14%	4.00%	4.34%	4.37%	
Operations Data							
Banks' branch offices	9	8	8	4	4	4	
Mortgage loan offices	4	3	3	3	—	—	
Employees (full-time equivalent)	182	190	175	126	84	85	

(1) July, 2002—Ridgeway Bancshares, Inc. acquired.
(2) November, 2001—Community Resource Mortgage, Inc. acquired.
(3) Per share amounts have been retroactively adjusted to reflect a 5% stock dividend issued in 2000.
(4) Includes growth from proceeds of issuances of stock.

Net Income (in millions)


$6.0
$4.0
$2.0
'00
'01
'02
'03
'04

Loans, Net (in millions)


$400
$300
$200
$100
'00
'01
'02
'03
'04

Deposits (in millions)


$500
$400
$300
$200
$100
'00
'01
'02
'03
'04



Letter To Our Shareholders

Community Bankshares Inc.'s results in 2004 reflect the hard reality that the path of progress is seldom a straight line. While we made important gains in several areas, 2004 was a year of significant change, some of it promising, some painful.

On the positive side, we added a new chief executive officer, strengthening our senior management ranks and setting the stage for continuing growth. On the negative side, earnings fell steeply—temporarily, we believe—because of several large, problem loans and continuing weakness in the mortgage market.

New Leadership

On December 28, 2004, after a long search, Community Bankshares' Board of Directors elected Samuel L. Erwin Chief Executive Officer. Sam previously held senior positions at First Union National Bank and Carolina National Bank and Trust. He replaced E. J. (Bob) Ayers, Jr., who retired as Community Bankshares' CEO, a position he had held since 1999. Bob, a founding director of Orangeburg National Bank and Community Bankshares, will continue to serve as Chairman of the Board of Community Bankshares.

Earnings Decline

Despite the overall strength of our business, net income fell 43% to $3,209,000, or $.72 per diluted share, during 2004, from the previous year's $5,635,000, or $1.27 per diluted share. This resulted primarily from unusually large provisions to our loan loss reserves, which are charged against income, in the third and fourth quarters. These mainly reflected losses on a small number of loans associated with a lender no longer with the company. Income from our mortgage banking business also declined because of the fall-off in mortgage refinancings since 2003. The combined effect reduced Community Bankshares' net income sharply in the third quarter and caused a small loss in the fourth quarter.

We anticipate more historically normal results in 2005.

Despite the earnings challenges of 2004, Community Bankshares maintained its longstanding policy of keeping its banks well capitalized. As we go into 2005, our company and its subsidiaries are all strongly capitalized.

Broad Gains in Other Areas

We made progress in many areas of our business in 2004. Total assets increased to $512.4 million at year-end, up nearly 10% from $466.6 million in 2003. Total deposits were $423.5 million, gaining nearly 12% from $378.7 million a year earlier. Gross loans grew to $393.6 million, up more than 18% from $332.1 million. Shareholder equity increased to $50.0 million from $48.1 million.

We are growing physically as well. The Board of Directors approved a proposal for a much-needed new operations center and headquarters building in Orangeburg. We hope to start construction by spring 2005 and move in early in 2006. In February 2005 Florence National Bank opened a second branch. The Bank of Ridgeway is preparing to relocate its Blythewood branch and plans to open another branch in the growing northeast Columbia market in late 2006.

A Continuing Evolution

It is said that change is the only constant, and our community banking enterprise continues to evolve as it grows. Besides new leadership at the holding company level, 2004 saw top management changes at two of our four community banks. In February 2004 Keith W. Buckhouse was elected

E. J. Ayers, Jr.

E. J. (Bob) Ayers, Jr. has been both pioneer and prime mover at Community Bankshares, to the lasting benefit of our customers, shareholders and employees. Bob has brought vision, interpersonal and strategic skills, and an entrepreneurial spirit to our enterprise. As Chairman of the Board and CEO (1999-2004), he guided our growth to more than $500 million in assets, spearheading the acquisition of Community Resource Mortgage, Inc. (2001) and The Bank of Ridgeway (2002). Bob, now 72, will remain board chairman but retired as CEO at year-end to devote more time to family and personal interests. We wish him well in those pursuits. The Company is profoundly grateful for his service.





Samuel L. Erwin



William W. Traynham

President and CEO of Florence National Bank, replacing Jess A. Nance, who resigned. In June Robert B. Smith was promoted to President and CEO of Sumter National Bank to replace William H. Nock, who resigned.

A Change in Governance

In a change aimed at strengthening our governance, we have significantly expanded the role of independent directors in decisions by the Board of Directors. Previously, seven of our 18 directors were insiders: the Chairman and CEO, the President and Chief Financial Officer, and the CEOs of our four community banks and our mortgage banking subsidiary. Now, Community Bankshares' CEO is the only insider who is a voting member of the board. The others will continue to serve, but as non-voting, ex officio directors.

A Positive Outlook

We are optimistic that Community Bankshares will resume its earnings growth and continue to gain in size and financial strength in 2005. We do not anticipate further loan losses of the sort that impacted our 2004 earnings. Our mortgage company has been working with some success to improve margins as interest rates increase, despite soft demand. Our community banks, with their strengths in personal service and local decision-making, continue to expand in size and earnings, despite uneven growth in their markets. The Bank of Ridgeway, however, is experiencing somewhat stronger growth because of the success of the loan production office it opened in Columbia in January 2004. Moving its Blythewood branch to a better location later this year should help that growth continue. The additional branch it plans to open in late 2006 will tap into a fast-growing northeast Columbia area where construction of several thousand new homes and various commercial buildings is planned or under way.

Meanwhile, our balance sheet is solid, and our banks are holding or improving their strong positions against all competitors. We thus expect to continue our internal growth, while remaining well positioned to take advantage of any appropriate acquisition opportunities.

As our enterprise continues to evolve, we are grateful to our dedicated employees, who provide the personal service that is the essence of community banking, and to our loyal customers, who make it clear they value that kind of service. We are also grateful to our shareholders for their support—and their business—which contributes so much to our success.

Sincerely,

E. J. Ayers, Jr.	Samuel L. Erwin	William W. Traynham
Chairman of the Board	Chief Executive Officer	President and Chief Financial Officer



ORANGEBURG NATIONAL BANK
A Community Bankshares Bank

Orangeburg National Bank

Orangeburg National Bank had its best year ever in 2004, with strong growth in assets, deposits, loans and earnings. The bank was founded in 1987 by local businesspeople to provide a responsive, local banking alternative. It is the only bank headquartered in the City of Orangeburg, and is widely viewed as Orangeburg's hometown bank.

The bank has built its business and its reputation on knowing its customers well and providing outstanding personal service. These attributes, coupled with an emphasis on serving the needs of small businesses and professional groups, have enabled the bank to gain market share every year since its founding. With its two offices, it is now second in deposits in its highly competitive market. An excellent lending staff has generated strong loan growth.

Orangeburg National's operations are overseen by its 13-member local board of directors, which sets policy, establishes interest rates and approves loans. For the business community in particular, local decision-making continues to be one of the bank's most attractive features. The bank's customers also benefit from up-to-date technology, including online banking via a customer-friendly web site specifically designed to be easy to use.

The bank serves and benefits from a broad community notable for its economic stability and for the quality of its three institutions of higher learning—South Carolina State University, Claflin University and Orangeburg-Calhoun Technical College. Within that community, the bank's personnel play active leadership roles in civic affairs, charitable activities and every other facet of community life.

Sumter National Bank

Sumter National Bank, founded in 1996, has built a strong presence in a short time by emphasizing friendly service and meeting the special needs of small businesses. Despite heavy competition from financial service companies of all sizes, Sumter National has successfully established itself as Sumter's hometown bank. Operating in an area economy driven by diversified manufacturing, farming and the presence of Shaw Air Force Base, home of the 9th Air Force and four fighter wings, the bank has grown steadily, opening a second office in 2002. It continues to gain market share, currently ranking third in the market in deposits and, in fact, experiencing double-digit growth in both loans and deposits in 2004.

Sumter National's personal, hands-on approach to banking, coupled with its ability to make lending and other decisions quickly and locally, has won the bank a loyal following of business, professional and individual customers. It has also helped the bank build an outstanding staff of capable, experienced people who see their jobs as taking care of customers, not merely selling products and services, and who are energetic participants in community affairs. Indeed, the bank's slogan in its most recent marketing campaign was "Our people make the difference." Among those people who "make the difference" are the members of the bank's Board of Directors, local businesspeople who are committed to the sustained success of the Sumter community and Sumter National. The bank's leadership team includes Chuck Fienning, President of Sumter Packaging Corporation, recently elected Chairman of the Board, and Bob Smith, President & CEO, along with Chris Lee, Senior Loan Officer, and Jennette Towles, Branch Operations Officer.


Sumter National Bank
A Community Bankshares Bank

Florence National Bank

Florence National Bank improved its share of a brutally competitive market for banking services in 2004, with solid deposit growth and exceptionally strong loan growth. Although founded only in 1998, it already ranks sixth in deposits in the City of Florence, and is among the top 10 in Florence County. In the PeeDee region, which contains more than two dozen financial institutions, including 16 banks, Florence National Bank has established a strong and growing franchise. The bank further expanded its presence in January 2005 by opening a second office on the south side of Florence, complementing its main office on the west side of the city.

Florence is the hub of the PeeDee region, whose economy is invigorated by the presence of two large medical complexes—McLeod Regional Medical Center and Carolinas Hospital System—and numerous related businesses, research operations and professional practices. Francis Marion University and Florence-Darlington Technical College also contribute to the region's economic stability and to the quality of its work force. Manufacturing remains a major economic driver as agriculture, particularly tobacco-growing, wanes.

Florence National has prospered by targeting small business and professionals as customers, and by providing excellent, hands-on service and an unmatched ability to make lending decisions locally, which its customers value highly. The bank also prides itself on offering top quality products and services, including a highly interactive, user-friendly web site for online banking.





FLORENCE NATIONAL BANK

Community Bankshares Bank




BANK OF RIDGEWAY
A Community Bankshares Bank

Bank of Ridgeway

The Bank of Ridgeway, chartered in 1898, prospered to become South Carolina's oldest bank by knowing its customers extremely well and providing them with top quality personal service. Since its acquisition by Community Bankshares in 2002, the bank has strengthened its market share by maintaining the traditional quality of its service while also offering customers the technologically up-to-date products and services that a larger organization makes possible. It has also extended its reach.

Still the only bank in Ridgeway, the bank is the strong market leader in its traditional market, Fairfield County. But its current growth is coming largely from adjacent Richland County, of which Columbia, the state capital, is the center. The loan production office the bank launched in January 2004 in Columbia generated excellent loan volume for the year. The bank's Blythewood branch will move in late 2005 to a much better location that became available last year. The bank is planning to establish another branch by late 2006 in a nearby area of northeastern Richland County that is undergoing rapid commercial and residential development.

The bank's future growth may also derive from this growing but highly competitive Richland County market. Columbia is both the governmental and business hub of the state, and also benefits from an active military presence at nearby Fort Jackson.



Community Resource Mortgage, Inc.

Since its founding in 1996, Community Resource Mortgage has built a strong reputation as an innovator and valued source of mortgage funding for homeowners in South Carolina and other states. The company, acquired by Community Bankshares in 2001, operates in both retail and wholesale markets.

On the retail side, it originates mortgages, working directly with borrowers to enable them to buy or refinance a home. User-friendly procedures let borrowers apply for a loan by fax, overnight mail, or online. Applicants who apply online receive their approvals online. Loans typically close within 10 business days, with no need for the borrower to come into a Community Resource Mortgage office, an important customer convenience. The company sells the loans it originates in secondary markets.

The end of the mortgage refinancing boom in 2003, which sharply reduced the company's mortgage origination business in 2004, made its wholesale business—acquiring loans through other mortgage bankers and brokers—even more important. Community Resource Mortgage acquires mortgage loans from other mortgage originators throughout South Carolina (including Community Bankshares' four banks) and in North Carolina, Georgia, Florida, Tennessee and Connecticut.

Community Resource Mortgage lenders expect mortgage originations to increase in 2005, as long-term interest rates remain relatively stable, encouraging homeowners who haven't already done so to refinance. Business continues to be brisk among people who are eager to buy their first homes, trade up, or refinance before interest rates rise higher.

In the crowded and competitive South Carolina marketplace, Community Resource Mortgage gains an edge by being home-grown, by providing excellent service, and by innovative marketing. Its co-branding program offers mortgages to customers of such business partners as builders, real estate agents, accountants and financial advisers. The company also works with major employers to offer their employees mortgages on attractive terms.

Corporate Information

Board of Directors

E. J. Ayers, Jr., Chairman
Orangeburg, SC

Alvis J. Bynum, Vice Chairman
Sumter, SC

Martha Rose Carson
Orangeburg, SC

Anna O. Dantzler
Orangeburg, SC

Thomas B. Edmunds
Columbia, SC

Samuel L. Erwin
Orangeburg, SC

J. M. Guthrie
Orangeburg, SC

Richard L. Havekost
Florence, SC

Phil P. Leventis
Sumter, SC

John V. Nicholson, Jr.
Ridgeway, SC

Samuel F. Reid, Jr.
Orangeburg, SC

J. Otto Warren, Jr.
Orangeburg, SC

Wm. Reynolds Williams
Florence, SC

Corporate Officers

Samuel L. Erwin
Chief Executive Officer

William W. Traynham
President & Chief Financial Officer

Greg G. Burke
Chief Credit Officer

Jo H. Davies
Chief Information Officer

P. Dodd Buie III
Deputy Chief Financial Officer

M. Stephen Brakefield
Compliance & Corporate
Information Security Officer

Ginger S. Risher
Controller

F. Ralph Faulling
Chief Operations Officer

Cheri E. Fogle
Director, Information Services

Subsidiary Officers

Michael A. Wolfe
President & CEO
Orangeburg National Bank

Robert B. Smith
President & CEO
Sumter National Bank

Keith W. Buckhouse
President & CEO
Florence National Bank

William A. Harwell
President & CEO
Bank of Ridgeway

A. Wade Douroux
President & CEO
Community Resource Mortgage, Inc.

Annual Meeting

The Annual Meeting of Stockholders will be held at Orangeburg National Bank, 791 Broughton Street, Orangeburg, South Carolina on May 16, 2005 at 3:00 p.m.

Stock Listing

The Company's common stock is listed on the American Stock Exchange under the symbol "SCB."

Corporate Counsel

Haynsworth Sinkler
Boyd, P.A.
Attorneys at Law
22nd Floor, Capital Center
1201 Main Street
PO Box 11889
Columbia, SC 29211-1889

Independent Auditors

J.W. Hunt and Company, LLP
Certified Public Accountants
Middleburg Office Park
1607 St. Julian Place
PO Box 265
Columbia, SC 29202

Annual Report on Form 10-K

For more detailed financial information refer to the Form 10-K. A copy of the Company's Form 10-K for the year ended December 31, 2004 will be furnished without charge to stockholders upon written request to Investor Relations, Community Bankshares Inc., PO Box 2086, Orangeburg, SC 29116-2086; call (803) 535-1060; or e-mail ir@communitybanksharesinc.com

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
www.rtco.com

If you have any questions concerning your stockholder account, call our transfer agent, noted above, at (800) 368-5948. This is the number to call if you require a change of address, records or information about lost certificates.

designed by curran & connors, inc. / www.curran-connors.com

Community Bankshares Inc.

791 Broughton Street
Orangeburg, SC 29115
Phone (803) 535-1060
www.communitybanksharesinc.com